                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                    SCHEDULE 13D/A


                       Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*


                               RICHEY ELECTRONICS, INC.
           --------------------------------------------------------
                                   (Name of Issuer)

                             COMMON STOCK $0.001 PAR VALUE
           --------------------------------------------------------
                             (Title of Class of Securities)

                                      763302-10-6
           --------------------------------------------------------
                                     (CUSIP Number)

                                     Kathy T. Wales
                                    Dewey Ballantine
                           333 South Hope Street, 30th Floor
                             Los Angeles, California  90071
                                     (213) 626-3399
           --------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                   and Communications)

                                     July 17, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 763302-10-6                                       Page 2 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BARCLAY AND COMPANY, INC.  (ID #13-1869590)
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /


- -------------------------------------------------------------------------------
 (3) SEC USE ONLY


- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

                N/A
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /


- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                Washington
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
- -------------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0
- -------------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                               / /

- -------------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0%
- -------------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON

                CO
- -------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 763302-10-6                                       Page 3 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DONALD I. ZIMMERMAN
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /


- -------------------------------------------------------------------------------
 (3) SEC USE ONLY


- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

                N/A
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /


- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 528,459
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    528,459
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
- -------------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                528,459
- -------------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                               / /


- -------------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.82%
- -------------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON

                IN
- -------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 763302-10-6                                       Page 4 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DEBORAH LEVY
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /


- -------------------------------------------------------------------------------
 (3) SEC USE ONLY


- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

                N/A
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /


- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 876,488
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    876,488
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
- -------------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                876,488
- -------------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                               / /

- -------------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.66%
- -------------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON

                IN
- -------------------------------------------------------------------------------

                                  PREAMBLE

               This Amendment No. 2 by Barclay and Company, Inc. ("Barclay"), Donald I. Zimmerman and Deborah Levy amends and supplements the report on Schedule 13D, originally filed with the Securities and Exchange Commission on January 12, 1994, as previously amended on May 24, 1995 (the "Schedule 13D"), with respect to the beneficial ownership of shares of common stock, $0.001 par value ("Common Stock") of Richey Electronics, Inc., a Delaware corporation ("Richey"). This amendment is being filed to report the pro rata distribution of shares of Common Stock previously held by Barclay to its shareholders, Mr. Zimmerman and Ms. Levy.

               This amendment is intended to amend and supplement the
Schedule 13D solely with respect to Barclay, Donald Zimmerman and Deborah Levy. No amendment or supplement is intended with respect to any other individual or entity who filed such statement on Schedule 13D jointly with Barclay, Mr. Zimmerman and Ms. Levy.

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1.        SECURITY AND ISSUER.

The information contained in Item 1 is hereby amended to read, in its entirety, as follows:

               The class of equity securities to which this Statement relates is the Common Stock of Richey whose principal executive offices are located at 7441 Lincoln Way, Garden Grove, California
92641.

               All calculations of percentage of Common Stock are based on 9,073,685 shares of Common Stock being outstanding as of July 31, 1996.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

The information contained in Item 5 is hereby amended to read, in its entirety, as follows:

               All calculations relating to percentage of ownership of Richey Common Stock are based on 9,073,685 shares of Richey
Common Stock being outstanding as of July 31, 1996.

               (a)-(b). On July 17, 1996, in connection with its dissolution, Barclay distributed pro rata to its shareholders its shares of Richey Common Stock. Mr. Zimmerman and Ms. Levy are shareholders of Barclay. Barclay received no consideration from Mr. Zimmerman or Ms. Levy for such distribution. Barclay now beneficially owns no shares of Richey Common Stock.

               Following the distribution of Barclay's shares of Richey Common Stock, Mr. Zimmerman directly and beneficially owns 528,459 shares of Common Stock which represents approximately 5.82% of the Common Stock outstanding. Mr. Zimmerman has the sole power to vote and to dispose of the 528,459 shares of Common Stock beneficially owned by him.

               Following the distribution of Barclay's shares of Richey Common Stock, Ms. Levy directly and beneficially owns
876,488 shares of Common Stock which represents approximately

9.66% of the Common Stock outstanding. Ms. Levy has the sole power to vote and to dispose of the 876,488 shares of Common
Stock beneficially owned by her.

               (c)    Other than as described in the first paragraph of
Item 5(a)-(b) above, Barclay, Mr. Zimmerman and Ms. Levy have not purchased or sold shares of Common Stock during the last 60 days.
To the best knowledge of Barclay, except as set forth above, none of its directors or executive officers has purchased or sold shares of Common Stock during the past 60 days.

               (d) Mr. Zimmerman has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds of, the sale of the Common Stock owned by him. Ms. Levy has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds of, the sale of the Common Stock owned by her.

               (e) On July 17, 1996, Barclay ceased to be the beneficial owner of more than 5% of the outstanding shares of Richey Common Stock. Barclay now owns 0% of the outstanding shares of Richey Common Stock.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

The information contained in Item 7 is hereby amended to add the following:

       E. Agreement to file jointly dated August 15, 1996 by and between Barclay, Donald I. Zimmerman and Deborah Levy.

                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 1996

                                       Barclay and Company, Inc.

                                       By: /s/ Donald I. Zimmerman
                                           -----------------------
                                           Donald I. Zimmerman
                                           President

                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 1996

                                       /s/ Donald I. Zimmerman
                                       -----------------------
                                       Donald I. Zimmerman

                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 1996

                                       /s/ Deborah Levy
                                       ----------------
                                       Deborah Levy

                                 EXHIBIT INDEX

Exhibit                                                                   Page
No.                           Description                                 No.
- -------------------------------------------------------------------------------

  E.                  Agreement by Barclay and Company, Inc., Donald      11
                      Zimmerman and Deborah Levy to file jointly
                      Amendment No. 2 to Schedule 13D.